Caladrius Biosciences, Inc.

106 Allen Road, Fourth Floor

Basking Ridge, NJ 07920

December 16, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds, Assistant Director

RE:	Caladrius Biosciences, Inc. Registration Statement on Form S-3

File No. 333-214607

Acceleration Request

Dear Mr. Reynolds:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Caladrius Biosciences, Inc. (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to Monday, December 19, 2016, at 9:30 a.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Jeffrey P. Schultz of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (212) 692-6732 with any comments or questions regarding the Registration Statement.

Very truly yours,

Caladrius Biosciences, Inc.

/s/ David J. Mazzo
By: David J. Mazzo
Its: Chief Executive Officer

cc:	Jonathan Burr, Securities and Exchange Commission

Pamela Howell, Securities and Exchange Commission

Todd Girolamo, Caladrius Biosciences, Inc.

Jeffrey P. Schultz, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.